FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2014

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated November 6, 2014;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended September 30, 2014; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 9-Month Period ended September 30, 2014.

November 6, 2014

For immediate release

QUEBECOR INC. REPORTS CONSOLIDATED RESULTS FOR THE THIRD QUARTER OF 2014

Montréal, Québec – Quebecor Inc. (“Quebecor” or the “Corporation”) today reported its consolidated financial results for the third quarter of 2014. Quebecor consolidates the financial results of its Quebecor Media Inc. (“Quebecor Media”) subsidiary, in which it holds a 75.4% interest.

Highlights

Third quarter of 2014

➢	The Telecommunications segment’s revenues were up $23.5 million (3.3%) and its adjusted operating income was up $9.6 million (2.9%) in the third quarter of 2014. Mobile telephony revenues increased by $17.7 million or 30.5% and Internet access revenues by $13.5 million or 6.6%.

➢

Videotron Ltd. (“Videotron”) grew its revenue-generating units[1] by 66,900 in the third quarter of 2014, compared with a 43,500-unit increase in the same period of 2013. All of Videotron’s major services registered larger subscriber increases than in the same period of 2013.

➢	On October 6, 2014, Quebecor Media announced the sale of 175 English-language newspapers and publications by Sun Media Corporation to Postmedia Network Canada Corporation (“Postmedia”) for a cash consideration of $316.0 million, subject to certain adjustments. The transaction is subject to Competition Bureau approval.

➢	Quebecor’s consolidated revenues down $1.9 million (-0.2%) to $1.02 billion in the third quarter of 2014. Adjusted operating income[2] down $1.3 million (-0.3%) to $380.2 million.

➢	Net income attributable to shareholders: $45.1 million ($0.37 per basic share) in the third quarter of 2014, compared with a net loss attributable to shareholders in the amount of $188.8 million ($1.53 per basic share) in the same period of 2013, a favourable variance of $233.9 million ($1.90 per basic share), including the total $181.0 million favourable non-cash impact of fluctuations in the value of goodwill, intangible assets and derivative financial instruments.

➢

Adjusted income from continuing operations[3]: $65.6 million ($0.53 per basic share) in the third quarter of 2014, compared with $63.1 million ($0.51 per basic share) in the same period of 2013, an increase of $2.5 million ($0.02 per basic share).

➢	On September 10, 2014, Videotron launched its LTE mobile network (“LTE network”), which reaches nearly 90% of Québec’s population and supports speeds of up to 150 mbps.

➢	On September 2, 2014, Quebecor Media closed the sale of its Nurun Inc. subsidiary (“Nurun”) to the French company Publicis Groupe for a cash consideration of $125.0 million, plus an estimated $5.3 million receivable in connection with certain adjustments to the transaction, less disposed-of cash.

➢	On July 1, 2014, TVA Sports became the official French-language broadcaster of the National Hockey League (“NHL”) for the next 12 years.

[1]	The sum of cable television, cable and mobile Internet access, and cable telephony service subscriptions and subscriber connections to the mobile telephony service.
[2]	See “Adjusted operating income” under “Definitions.”
[3]	See “Adjusted income from continuing operations” under “Definitions.”

“Quebecor’s adjusted income from continuing operations was up 4.0% in the third quarter of 2014,” commented Pierre Dion, President and CEO of Quebecor. “The Telecommunications segment put in another solid performance in a very competitive environment, with 3.3% and 2.9% increases in revenues and adjusted operating income respectively in the third quarter of 2014. Videotron’s revenue-generating units increased by 66,900 during the quarter, compared with 43,500 in the same period of 2013, and by 106,700 in the 12-month period ended September 30, 2014, which bodes well for continued growth in the segment.”

In October 2014, Quebecor announced the sale of Sun Media Corporation’s 175 English-language newspapers and publications to Postmedia, subject to Competition Bureau approval. “This deal comes at a time when Canada’s print media industry needs to consolidate in order to remain viable, given increased competition from digital media and new technological platforms,” said Pierre Dion. In September 2014, Quebecor sold its Nurun subsidiary to Publicis Groupe of France. “The sale of Nurun reflects our desire to concentrate our operations in the four niches that define our mission: being a Canadian leader in telecommunications, media, entertainment, and culture.”

“Videotron pursued its growth in the third quarter of 2014, mainly due to the performance of its mobile telephony and Internet access services,” noted Manon Brouillette, President and CEO of Videotron. “Total average monthly revenue per user (‘ARPU’) from all services increased by $6.78 (5.7%) to $126.02. ARPU from mobile telephone services rose by $2.68 or 6.5% from $41.55 in the third quarter of 2013 to $44.23 in the same period of 2014. The increase reflects, among other things, the success of our new value-added plans, featuring higher data caps at impressive speeds, as well as our optimal selection of mobile devices. The mobile telephony service also continued gaining customers, adding 111,400 subscriber connections over the past 12 months. During the quarter, we launched our LTE network, which covers nearly 90% of Québec’s population at speeds of up to 150 mbps. We continued to innovate by releasing the X8 multi-room HD recorder, which can record eight programs simultaneously and has a 2 TB storage capacity. The launch of our new Fibre Hybrid Internet access services at the beginning of the quarter also had a positive impact on ARPU since a large proportion of new connections included Fibre Hybrid 30 service. Finally, our customer retention initiatives paid off and the overall churn rate decreased to 3.07%, compared with 3.25% in the third quarter of 2013.”

“Our new Media segment continued the integration and repositioning process in the third quarter 2014,” reported Julie Tremblay, President and CEO of Media Group. “We are confident that the significant cost-cutting initiatives we have undertaken in recent years, combined with our decision to dispose of some assets and the development of synergies in our continuing operations, will pay off in coming quarters.”

“TVA Sports scored a resounding success with its broadcast of the Montréal Canadiens’ season opener on October 8, 2014” added Julie Tremblay. “The game drew an average audience of 925,000 television viewers on TVA Sports, a 25.5% market share. Since TVA Sports began carrying NHL hockey, its subscriber base has swelled to more than 1.8 million. The specialty channel has become a new destination for businesses that want to reach sports fans and is attracting larger numbers of prestigious advertisers.”

Benoît Robert was appointed President and CEO of the Sports & Entertainment Group. Mr. Robert has more than 30 years of experience in management, marketing and business development. He has worked for, among others, the Los Angeles Kings in the NHL, owned by AEG, one of the world’s largest managers of sports and entertainment venues.

“Over the past several months, Quebecor has carried out major transactions in order to refocus and transform its more traditional media outlets,” said Pierre Dion. “The Corporation also continued implementing its business plan in its growth segments. It therefore remains strongly positioned to achieve its growth, business development and profitability objectives going forward.”

Table 1

Quebecor third quarter financial highlights, 2010 to 2014

(in millions of Canadian dollars, except per share data)

	2014	2013[1]	2012	2011	2010
Revenues	$1,020.0	$1,021.9	$1,002.5	$961.6	$927.4
Adjusted operating income	380.2	381.5	355.8	318.4	330.6
Income (loss) from continuing operations attributable to shareholders	15.8	(166.7)	28.5	23.9	82.6
Net income (loss) attributable to shareholders	45.1	(188.8)	17.1	25.0	82.5
Adjusted income from continuing operations	65.6	63.1	53.0	37.6	55.7
Per basic share:
Income (loss) from continuing operations attributable to shareholders	0.13	(1.35)	0.23	0.19	0.64
Net income (loss) attributable to shareholders	0.37	(1.53)	0.14	0.20	0.64
Adjusted income from continuing operations	0.53	0.51	0.42	0.29	0.43

[1]	The financial figures for 2013 have been restated to reflect changes to the accounting policy for the accounting of convertible debentures.

New segment structure

During the third quarter of 2014, the Corporation changed its organizational structure and its operations are now managed through the following three segments: Telecommunications, Media, and Sports & Entertainment. The reorganization consisted in (a) the creation of the new Media segment, which includes all activities of the previous News Media and Broadcasting segments, as well as the book publishing and distribution activities previously included in the Leisure and Entertainment segment, (b) the creation of the new Sports & Entertainment segment, which includes all operating, production, distribution and management activities of the previous Leisure and Entertainment segment relating to music, entertainment, sports and the future Québec City Amphitheatre, and (c) the transfer of the retail businesses from the previous Leisure and Entertainment segment to the Telecommunications segment. Accordingly, prior period figures in the Corporation’s segmented information have been reclassified to reflect these changes.

Discontinued operations

On September 2, 2014, Quebecor Media closed the sale of its Nurun subsidiary to Publicis Groupe for a cash consideration of $125.0 million, plus an estimated $5.3 million receivable in connection with certain adjustments to the transaction, less disposed-of cash. On June 1 2014, Quebecor Media finalized the sale of 74 Québec weeklies to Transcontinental Interactive Inc., a subsidiary of Transcontinental Inc., for a cash consideration of $75.0 million. Quebecor Media announced that it was abandoning door-to-door distribution of community newspapers and flyers in Québec and discontinuing distribution of the Le Sac Plus doorknob bag as of January 2014. Quebecor Media sold its specialized websites Jobboom and Réseau Contact in 2013 for a total cash consideration of $59.2 million, net of disposed-of cash. The operating results and cash flows related to those businesses, as well as the $38.5 million gain on the sale of Nurun, the $7.9 million gain on the sale of the 74 Québec weeklies, and the $37.6 million gain on the sale of the two websites, were reclassified as discontinued operations in the consolidated statements of income and cash flows.

Changes in Accounting Policies

Although market participants submitted various interpretations to the International Financial Reporting Standards (“IFRS”) Interpretations Committee (the “Committee”), as per the report released by the Committee in May 2014, a financial instrument that is mandatorily convertible into a variable number of shares subject to a cap and a floor should be classified as a liability in its entirety. As such, the Corporation changed retrospectively its accounting policy for the accounting of its convertible debentures to be in line with the Committee’s discussions.

2014/2013 third quarter comparison

Revenues: $1.02 billion, a $1.9 million (-0.2%) decrease.

•	Revenues decreased in Media ($19.9 million or -6.2% of segment revenues) and Sports & Entertainment ($3.6 million or -22.5%).

•	Revenues increased in Telecommunications ($23.5 million or 3.3%).

Adjusted operating income: $380.2 million, a $1.3 million (-0.3%) decrease.

•	Adjusted operating income decreased in Media ($11.9 million or -21.6% of segment adjusted operating income).

•	Adjusted operating income increased in Telecommunications ($9.6 million or 2.9%) and Sports & Entertainment ($0.2 million).

•

The change in the fair value of Quebecor Media stock options resulted in a $0.9 million favourable variance in the stock-based compensation charge in the third quarter of 2014 compared with the same period of 2013. The change in the fair value of Quebecor stock options resulted in a $1.8 million favourable variance in the Corporation’s stock-based compensation charge in the third quarter of 2014.

Net income attributable to shareholders: $45.1 million ($0.37 per basic share) in the third quarter of 2014, compared with a net loss attributable to shareholders in the amount of $188.8 million ($1.53 per basic share) in the same period of 2013, a favourable variance of $233.9 million ($1.90 per basic share).

•	The favourable variance was due primarily to:

•	$230.3 million favourable variance in non-cash charge for impairment of goodwill and intangible assets, including $209.1 million without any tax consequences;

•	$68.4 million favourable variance in gains and losses from discontinued operations;

•	$8.3 million decrease in financial expenses;

•	$8.0 million favourable variance in losses on valuation and translation of financial instruments;

Partially offset by:

•	$4.7 million increase in the amortization charge.

In the third quarter of 2014, Quebecor Media recognized non-cash charges of $41.7 million for impairment of broadcasting licences and $9.3 million for impairment of goodwill in the Media segment, in accordance with the accounting valuation principles stipulated by IFRS.

Adjusted income from continuing operations: $65.6 million ($0.53 per basic share) in the third quarter of 2014, compared with $63.1 million ($0.51 per basic share) in the same period of 2013, an increase of $2.5 million ($0.02 per basic share).

2014/2013 year-to-date comparison

Revenues: $3.06 billion, an $11.9 million (0.4%) increase.

•	Revenues increased in Telecommunications ($70.3 million or 3.3% of segment revenues).

•	Revenues decreased in Media ($54.0 million or -5.6%) and Sports & Entertainment ($5.0 million or -10.8%).

Adjusted operating income: $1.11 billion, a $32.8 million (3.1%) increase.

•

Adjusted operating income increased in Telecommunications ($40.8 million or 4.2% of segment adjusted operating income) and Head Office ($8.3 million). The increase at Head Office was caused mainly by the favourable variance in the fair value of stock options.

•	Adjusted operating income decreased in Media ($14.2 million or -12.7%) and Sports & Entertainment ($2.1 million).

•

The change in the fair value of Quebecor Media stock options resulted in a $1.9 million unfavourable variance in the stock-based compensation charge in the first nine months of 2014 compared with the same period of 2013. The change in the fair value of Quebecor stock options and the impact of various transactions on the options issued under this program resulted in a $17.0 million favourable variance in the Corporation’s stock-based compensation charge in the first nine months of 2014.

Net income attributable to shareholders: $29.4 million ($0.24 per basic share) in the first nine months of 2014, compared with a net loss attributable to shareholders in the amount of $288.9 million ($2.33 per basic share) in the same period of 2013, a favourable variance of $318.3 million ($2.57 per basic share).

•	The favourable variance was due primarily to:

•

$312.7 million favourable variance in losses on valuation and translation of financial instruments, including a $98.3 million favourable variance in convertible debentures, without any tax consequences;

•	$46.1 million favourable variance in gains and losses from discontinued operations;

•	$40.3 million favourable variance related to recognition of a non-cash charge for impairment of goodwill and intangible assets, including $19.1 million without any tax consequences;

•	$32.8 million increase in adjusted operating income;

•	$29.3 million decrease in financial expenses.

Partially offset by:

•	$19.0 million increase in the amortization charge.

Adjusted income from continuing operations: $176.2 million in the first nine months of 2014 ($1.43 per basic share), compared with $147.5 million ($1.19 per basic share) in the same period of 2013, an increase of $28.7 million ($0.24 per basic share).

Financing

•

On November 3, 2014, TVA Group Inc. (“TVA Group”) modified the terms and conditions of its bank credit facilities to increase the size of its revolving credit facility from $100.0 million to $150.0 million, to extend their term by two years until February 24, 2019, and to replace the existing $75.0 million term loan maturing on December 11, 2014 by a new term loan of an equivalent amount to be put in place by December 31, 2014 and maturing on November 3, 2019. TVA Group also granted a security on all of its movable assets and an immovable hypothec on its Head Office building as part of the modification of the terms and conditions of its bank credit facilities.

Dividend

On November 5, 2014, the Board of Directors of Quebecor declared a quarterly dividend of $0.025 per share on its Class A Multiple Voting Shares (“Class A Shares”) and Class B Subordinate Voting Shares (“Class B Shares”), payable on December 16, 2014 to shareholders of record at the close of business on November 21, 2014. This dividend is designated to be an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Normal course issuer bid

On July 31, 2014, the Corporation filed a normal course issuer bid for a maximum of 500,000 Class A Shares representing approximately 1.3% of issued and outstanding Class A Shares, and for a maximum of 2,000,000 Class B Shares representing approximately 2.4% of issued and outstanding Class B Shares as of July 29, 2014. The purchases will be made from August 13, 2014 to August 12, 2015, at prevailing market prices, on the open market through the facilities of the Toronto Stock Exchange, and will be made in accordance with the requirements of said Exchange. All Shares purchased under the bid will be cancelled.

In the first nine months of 2014, the Corporation purchased and cancelled 455,000 Class B Shares for a total cash consideration of $11.7 million (1,423,700 Class B Shares for a total cash consideration of $31.5 million in the first nine months of 2013). The excess of $10.0 million in the purchase price over the carrying value of Class B Shares repurchased was recorded as a reduction in retained earnings in the first nine months of 2014 ($26.1 million in the first nine months of 2013).

Detailed financial information

For a detailed analysis of Quebecor’s third quarter 2014 results, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor, available on the Corporation’s website at: <http://www.quebecor.com/en/quarterly_doc_quebecor_inc> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss its third quarter 2014 results on November 6, 2014, at 11:00 a.m. EST. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code for participants 78620#. A tape recording of the call will be available from November 6 to December 8, 2014 by dialling 1 877 293-8133, conference number 1167026, access code for participants 78620#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/en/content/conference-call>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), insurance risk, risks associated with capital investment (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with labour agreements, risks associated with commodities and energy prices (including fluctuations in the cost and availability of raw materials), credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings available at <www.sedar.com> and <www.quebecor.com>, including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2013.

The forward-looking statements in this press release reflect Quebecor’s expectations as of November 6, 2014 and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

The Corporation

Quebecor, a Canadian telecommunications, entertainment and news media leader, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Quebecor (TSX: QBR.A, QBR.B) is firmly based in Québec. It holds a 75.36% interest in Quebecor Media, which employs nearly 15,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports people working with more than 400 organizations in the vital fields of culture, health, education, the environment, and entrepreneurship.

Visit our Web site: <www.quebecor.com>

Follow us on Twitter: twitter.com/QuebecorMedia

Information:

Jean-François Pruneau	Martin Tremblay
Senior Vice President and Chief Financial Officer	Vice President, Public Affairs
Quebecor Inc. and Quebecor Media Inc.	Quebecor Media Inc.
jean-francois.pruneau@quebecor.com	martin.tremblay@quebecor.com
514 380-4144	514 380-1985

DEFINITIONS

Adjusted operating income

In its analysis of operating results, the Corporation defines adjusted operating income, as reconciled to net income (loss) under IFRS, as net income (loss) before amortization, financial expenses, loss on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, charge for impairment of goodwill and intangible assets, loss on debt refinancing, income taxes, and income (loss) from discontinued operations. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its segments.

Adjusted operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary. The Corporation’s definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Table 2 below provides a reconciliation of adjusted operating income to net income (loss) as disclosed in Quebecor’s condensed consolidated financial statements.

Table 2

Reconciliation of the adjusted operating income measure used in this press release to the net income (loss) measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Adjusted operating income (loss):
Telecommunications	$339.4	$329.8	$1,006.3	$965.5
Media	43.2	55.1	97.7	111.9
Sports & Entertainment	(1.2)	(1.4)	(4.0)	(1.9)
Head Office	(1.2)	(2.0)	6.1	(2.2)

	380.2	381.5	1,106.1	1,073.3
Amortization	(172.0)	(167.3)	(510.2)	(491.2)
Financial expenses	(85.3)	(93.6)	(266.8)	(296.1)
Loss on valuation and translation of financial instruments	(25.2)	(33.2)	(1.5)	(314.2)
Restructuring of operations, impairment of assets and other special items	(3.8)	(2.7)	(13.4)	(9.4)
Impairment of goodwill and intangible assets	(51.0)	(281.3)	(241.0)	(281.3)
Loss on debt refinancing	—	—	(18.7)	(18.9)
Income tax	(28.3)	(13.3)	(77.2)	(4.8)
Income (loss) from discontinued operations	39.0	(29.4)	48.6	2.5

Net income (loss)	$53.6	$(239.3)	$25.9	$(340.1)

Adjusted income from continuing operations

The Corporation defines adjusted income from continuing operations, as reconciled to net income (loss) attributable to shareholders under IFRS, as net income (loss) attributable to shareholders before loss on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, impairment of goodwill and intangible assets, loss on debt refinancing, net of income tax related to adjustments and net loss attributable to non-controlling interests related to adjustments, before income (loss) from discontinued operations attributable to shareholders. Adjusted income from continuing operations, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted income from continuing operations to analyze trends in the performance of its businesses. The above-listed items are excluded from the calculation of this measure because they impair the comparability of the financial results. Adjusted income from continuing operations is more representative for the purpose of forecasting income. The Corporation’s definition of adjusted income from continuing operations may not be identical to similarly titled measures reported by other companies.

Table 3 provides a reconciliation of adjusted income from continuing operations to net income (loss) attributable to shareholders used in Quebecor’s condensed consolidated financial statements.

Table 3

Reconciliation of the adjusted income from continuing operations measure used in this press release to the net income (loss) attributable to shareholders measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Adjusted income from continuing operations	$65.6	$63.1	$176.2	$147.5
Loss on valuation and translation of financial instruments	(25.2)	(33.2)	(1.5)	(314.2)
Restructuring of operations, impairment of assets and other special items	(3.8)	(2.7)	(13.4)	(9.4)
Impairment of goodwill and intangible assets	(51.0)	(281.3)	(241.0)	(281.3)
Loss on debt refinancing	—	—	(18.7)	(18.9)
Income taxes related to adjustments[1]	5.0	18.3	14.6	74.6
Net loss attributable to non-controlling interest related to adjustments	25.2	69.1	76.6	110.9
Discontinued operations	29.3	(22.1)	36.6	1.9

Net income (loss) attributable to shareholders	$45.1	$(188.8)	$29.4	$(288.9)

[1]	Includes impact of fluctuations in income tax applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

Average monthly revenue per user

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable and mobile telephony revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access, and cable and mobile telephony revenues by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data)	Three months ended September 30		Nine months ended September 30
(unaudited)	2014	2013	2014	2013
		(restated)		(restated)
Revenues	$1,020.0	$1,021.9	$3,058.9	$3,047.0
Employee costs	199.3	212.6	620.0	672.1
Purchase of goods and services	440.5	427.8	1,332.8	1,301.6
Amortization	172.0	167.3	510.2	491.2
Financial expenses	85.3	93.6	266.8	296.1
Loss on valuation and translation of financial instruments	25.2	33.2	1.5	314.2
Restructuring of operations, impairment of assets and other special items	3.8	2.7	13.4	9.4
Impairment of goodwill and intangible assets	51.0	281.3	241.0	281.3
Loss on debt refinancing	—	—	18.7	18.9

Income (loss) before income taxes	42.9	(196.6)	54.5	(337.8)
Income taxes (recovery):
Current	60.3	30.1	93.3	85.0
Deferred	(32.0)	(16.8)	(16.1)	(80.2)

	28.3	13.3	77.2	4.8

Income (loss) from continuing operations	14.6	(209.9)	(22.7)	(342.6)
Income (loss) from discontinued operations	39.0	(29.4)	48.6	2.5

Net income (loss)	$53.6	$(239.3)	$25.9	$(340.1)

Income (loss) from continuing operations attributable to
Shareholders	$15.8	$(166.7)	$(7.2)	$(290.8)
Non-controlling interests	(1.2)	(43.2)	(15.5)	(51.8)

Net income (loss) attributable to
Shareholders	$45.1	$(188.8)	$29.4	$(288.9)
Non-controlling interests	8.5	(50.5)	(3.5)	(51.2)

Earnings per share attributable to shareholders
Basic and diluted:
From continuing operations	$0.13	$(1.35)	$(0.06)	$(2.34)
From discontinued operations	0.24	(0.18)	0.30	0.01
Net income (loss)	0.37	(1.53)	0.24	(2.33)

Weighted average number of shares outstanding (in millions)	122.9	123.7	123.0	124.2
Weighted average number of diluted shares (in millions)	122.9	123.7	123.0	124.2

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)	Three months ended September 30		Nine months ended September 30
(unaudited)	2014	2013	2014	2013
		(restated)		(restated)
Net income (loss)	$53.6	$(239.3)	$25.9	$(340.1)

Other comprehensive income (loss):
Items that may be reclassified to income:
(Loss) gain on translation of net investments in foreign operations	(0.1)	(2.9)	(0.3)	2.3
Cash flow hedges:
Gain (loss) on valuation of derivative financial instruments	1.1	(10.8)	(7.2)	(39.3)
Deferred income taxes	(11.9)	4.7	(11.2)	1.3
Items that will not be reclassified to income:
Defined benefit plans:
Actuarial gain	—	119.0	—	119.0
Deferred income taxes	—	(32.0)	—	(32.0)
Reclassification to income:
Gain on translation of net investments in foreign operations	(1.4)	—	(1.4)	—
Gain related to cash flow hedges	—	(8.0)	(10.8)	(14.5)
Deferred income taxes	—	0.9	0.4	1.1

	(12.3)	70.9	(30.5)	37.9

Comprehensive income (loss)	$41.3	$(168.4)	$(4.6)	$(302.2)

Comprehensive income (loss) attributable to
Shareholders	$35.9	$(141.8)	$6.4	$(266.8)
Non-controlling interests	5.4	(26.6)	(11.0)	(35.4)

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars)
(unaudited)
Three months ended September 30, 2014
	Telecommu- nications	Media	Sports and Enter- tainment	Head office and Inter- segments	Total
Revenues	$738.2	$298.8	$12.4	$(29.4)	$1,020.0
Employee costs	87.6	97.2	4.1	10.4	199.3
Purchase of goods and services	311.2	158.4	9.5	(38.6)	440.5

Adjusted operating income[1]	339.4	43.2	(1.2)	(1.2)	380.2

Amortization					172.0
Financial expenses					85.3
Loss on valuation and translation of financial instruments					25.2
Restructuring of operations, impairment of assets and other special items					3.8
Impairment of goodwill and intangible assets					51.0

Income before income taxes					$42.9

Additions to property, plant and equipment	$163.5	$9.0	$1.1	$0.2	$173.8
Additions to intangible assets	16.0	2.2	—	0.8	19.0

Three months ended September 30, 2013 (restated)
	Telecommu- nications	Media	Sports and Enter- tainment	Head office and Inter- segments	Total
Revenues	$714.7	$318.7	$16.0	$(27.5)	$1,021.9
Employee costs	88.2	109.4	1.9	13.1	212.6
Purchase of goods and services	296.7	154.2	15.5	(38.6)	427.8

Adjusted operating income[1]	329.8	55.1	(1.4)	(2.0)	381.5

Amortization					167.3
Financial expenses					93.6
Loss on valuation and translation of financial instruments					33.2
Restructuring of operations, impairment of assets and other special items					2.7
Impairment of goodwill and intangible assets					281.3

Loss before income taxes					$(196.6)

Additions to property, plant and equipment	$124.8	$11.5	$0.1	$0.6	$137.0
Additions to intangible assets	29.2	3.5	—	0.1	32.8

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION (continued)

(in millions of Canadian dollars)
(unaudited)
Nine months ended September 30,2014
	Telecommu- nications	Media	Sports and Enter- tainment	Head office and Inter- segments	Total
Revenues	$2,186.8	$911.3	$41.1	$(80.3)	$3,058.9
Employee costs	271.7	314.8	8.3	25.2	620.0
Purchase of goods and services	908.8	498.8	36.8	(111.6)	1,332.8

Adjusted operating income[1]	1,006.3	97.7	(4.0)	6.1	1,106.1

Amortization					510.2
Financial expenses					266.8
Loss on valuation and translation of financial instruments					1.5
Restructuring of operations, impairment of assets and other special items					13.4
Impairment of goodwill and intangible assets					241.0
Loss on debt refinancing					18.7

Income before income taxes					$54.5

Additions to property, plant and equipment	$463.2	$26.1	$3.9	$0.4	$493.6
Additions to intangible assets	271.1	8.4	—	1.5	281.0

Nine months ended September 30, 2013 (restated)
	Telecommu- nications	Media	Sports and Enter- tainment	Head office and Inter- segments	Total
Revenues	$2,116.5	$965.3	$46.1	$(80.9)	$3,047.0
Employee costs	277.2	353.7	5.9	35.3	672.1
Purchase of goods and services	873.8	499.7	42.1	(114.0)	1,301.6

Adjusted operating income[1]	965.5	111.9	(1.9)	(2.2)	1,073.3

Amortization					491.2
Financial expenses					296.1
Loss on valuation and translation of financial instruments					314.2
Restructuring of operations, impairment of assets and other special items					9.4
Impairment of goodwill and intangible assets					281.3
Loss on debt refinancing					18.9

Loss before income taxes					$(337.8)

Additions to property, plant and equipment	$397.7	$25.9	$0.3	$1.6	$425.5
Additions to intangible assets	53.0	10.5	—	0.7	64.2

[1]

The Chief Executive Officer uses adjusted operating income as the measure of profit to assess the performance of each segment. Adjusted operating income is referred as a non-IFRS measure and is defined as net income (loss) before amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, impairment of goodwill and intangible assets, loss on debt refinancing, income taxes and income (loss) from discontinued operations.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

	Equity attributable to shareholders					Equity attributable to non- controlling interests
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Equity component of convertible debentures	Retained earnings	Accumulated other com- prehensive income (loss)		Total equity
Balance as of December 31, 2012, as previously reported	$335.1	$2.3	$398.3	$624.6	$(50.3)	$631.3	$1,941.3
Changes in accounting policies	—	—	(398.3)	(2.0)	—	—	(400.3)

Balance as of December 31, 2012, as restated	335.1	2.3	—	622.6	(50.3)	631.3	1,541.0
Net loss	—	—	—	(288.9)	—	(51.2)	(340.1)
Other comprehensive income	—	—	—	—	22.1	15.8	37.9
Repurchase of Class B Shares	(5.4)	—	—	(26.1)	—	—	(31.5)
Dividends	—	—	—	(9.3)	—	(18.6)	(27.9)
Business acquisition	—	—	—	—	—	0.3	0.3

Balance as of September 30, 2013	329.7	2.3	—	298.3	(28.2)	577.6	1,179.7
Net income	—	—	—	0.3	—	19.1	19.4
Other comprehensive income	—	—	—	—	5.1	5.6	10.7
Repurchase of Class B Shares	(0.8)	—	—	(4.1)	—	—	(4.9)
Dividends	—	—	—	(3.1)	—	(6.4)	(9.5)

Balance as of December 31, 2013	328.9	2.3	—	291.4	(23.1)	595.9	1,195.4
Net income (loss)	—	—	—	29.4	—	(3.5)	25.9
Other comprehensive loss	—	—	—	—	(23.0)	(7.5)	(30.5)
Repurchase of Class B Shares	(1.7)	—	—	(10.0)	—	—	(11.7)
Acquisition of non-controlling interests	—	—	—	(0.1)	—	—	(0.1)
Dividends	—	—	—	(9.2)	—	(18.7)	(27.9)

Balance as of September 30, 2014	$327.2	$2.3	$—	$301.5	$(46.1)	$566.2	$1,151.1

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)	Three months ended September 30		Nine months ended September 30
(unaudited)	2014	2013	2014	2013
		(restated)		(restated)
Cash flows related to operating activities
Income (loss) from continuing operations	$14.6	$(209.9)	$(22.7)	$(342.6)
Adjustments for:
Amortization of property, plant and equipment	138.8	131.6	409.8	384.8
Amortization of intangible assets	33.2	35.7	100.4	106.4
Loss on valuation and translation of financial instruments	25.2	33.2	1.5	314.2
Impairment of assets	—	0.6	—	2.3
Impairment of goodwill and intangible assets	51.0	281.3	241.0	281.3
Loss on debt refinancing	—	—	18.7	18.9
Amortization of financing costs and long-term debt discount	1.9	2.8	6.8	9.1
Deferred income taxes	(32.0)	(16.8)	(16.1)	(80.2)
Other	0.4	—	1.1	(1.0)

	233.1	258.5	740.5	693.2
Net change in non-cash balances related to operating activities	134.5	78.5	9.0	(76.9)

Cash flows provided by continuing operating activities	367.6	337.0	749.5	616.3

Cash flows related to investing activities
Business acquisitions	(0.1)	(6.9)	(0.7)	(7.7)
Business disposals	111.6	(0.7)	185.3	52.1
Additions to property, plant and equipment	(173.8)	(137.0)	(493.6)	(425.5)
Additions to intangible assets	(19.0)	(32.8)	(281.0)	(64.2)
Proceeds from disposals of assets	0.7	3.5	3.4	14.4
Net change in cash held in trust	—	5.8	—	—
Other	0.3	0.6	0.5	0.6

Cash flows used in continuing investing activities	(80.3)	(167.5)	(586.1)	(430.3)

Cash flows related to financing activities
Net change in bank indebtedness	0.2	(0.5)	0.1	(0.1)
Net change under revolving facilities	(15.2)	(3.1)	(16.2)	6.9
Issuance of long-term debt, net of financing fees	—	358.4	654.5	753.2
Repayments of long-term debt	(6.4)	(706.1)	(734.1)	(717.2)
Settlement of hedging contracts	—	(19.2)	(64.6)	(27.7)
Repurchase of Class B Shares	—	(9.9)	(11.7)	(31.5)
Dividends	(3.0)	(3.1)	(9.2)	(9.3)
Dividends paid to non-controlling shareholders	(6.2)	(6.1)	(18.7)	(18.6)

Cash flows used in continuing financing activities	(30.6)	(389.6)	(199.9)	(44.3)

Net change in cash and cash equivalents from continuing operations	256.7	(220.1)	(36.5)	141.7
Cash flows provided by (used in) discontinued operations	3.0	0.7	13.3	(16.8)
Cash and cash equivalents at beginning of period	193.7	573.0	476.6	228.7

Cash and cash equivalents at end of period	$453.4	$353.6	$453.4	$353.6

Cash and cash equivalents consist of
Cash	$224.0	$129.8	$224.0	$129.8
Cash equivalents	229.4	223.8	229.4	223.8

	$453.4	$353.6	$453.4	$353.6

Interest and taxes reflected as operating activities
Cash interest payments	$30.0	$36.0	$203.7	$221.6
Cash income tax payments (net of refunds)	20.1	2.1	99.0	46.8

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	September 30	December 31	December 31
	2014	2013	2012
		(restated)	(restated)
Assets
Current assets
Cash and cash equivalents	$453.4	$476.6	$228.7
Accounts receivable	484.8	566.3	578.7
Income taxes	10.5	18.0	10.6
Inventories	204.5	239.4	255.5
Prepaid expenses	52.0	48.2	38.0
Assets held for sale	—	76.9	—

	1,205.2	1,425.4	1,111.5
Non-current assets
Property, plant and equipment	3,459.0	3,432.4	3,405.8
Intangible assets	948.2	824.8	956.7
Goodwill	2,826.6	3,061.5	3,371.6
Derivative financial instruments	247.7	142.1	35.7
Deferred income taxes	12.2	28.1	23.9
Other assets	99.8	102.1	102.6

	7,593.5	7,591.0	7,896.3

Total assets	$8,798.7	$9,016.4	$9,007.8

Liabilities and equity
Current liabilities
Bank indebtedness	$0.6	$0.5	$1.3
Accounts payable and accrued charges	609.0	706.1	793.8
Provisions	24.4	39.4	45.9
Deferred revenue	301.7	288.8	289.0
Income taxes	75.4	89.2	33.9
Derivative financial instruments	—	116.2	28.5
Current portion of long-term debt	101.4	101.2	22.2
Liabilities held for sale	—	9.0	—

	1,112.5	1,350.4	1,214.6
Non-current liabilities
Long-term debt	5,056.6	4,975.3	4,507.8
Derivative financial instruments	98.8	77.3	270.1
Convertible debentures	500.0	500.0	500.0
Other liabilities	298.6	319.4	350.0
Deferred income taxes	581.1	598.6	624.3

	6,535.1	6,470.6	6,252.2
Equity
Capital stock	327.2	328.9	335.1
Contributed surplus	2.3	2.3	2.3
Retained earnings	301.5	291.4	622.6
Accumulated other comprehensive loss	(46.1)	(23.1)	(50.3)

Equity attributable to shareholders	584.9	599.5	909.7
Non-controlling interests	566.2	595.9	631.3

	1,151.1	1,195.4	1,541.0

Total liabilities and equity	$8,798.7	$9,016.4	$9,007.8

Supplementary Disclosure

Quarter / 9-Month Period

Ended September 30, 2014

For additional information, please contact

Jean-François Pruneau, Senior Vice President and Chief Financial Officer,

at 514 380-4144, Investor.relations@Quebecor.com

QUEBECOR INC.

Supplementary Disclosure

September 30, 2014

Net Income (Loss) Attributable to Shareholders

	3rd Quarter		YTD
	2014	2013	2014	2013
Net income (loss) per share (basic)	$0.37	$(1.53)	$0.24	$(2.33)

Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.53	$0.51	$1.43	$1.19

Reconciliation of earnings per share

	3rd Quarter		YTD
	2014	2013	2014	2013
Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.53	$0.51	$1.43	$1.19
Other adjusments[1]:
Unusual items	(0.18)	(1.66)	(1.46)	(1.75)
Loss on valuation and translation of financial instruments	(0.22)	(0.20)	(0.03)	(1.79)
Discontinued operations	0.24	(0.18)	0.30	0.02

Total	(0.16)	(2.04)	(1.19)	(3.52)

Reported net income (loss) per share (basic)	$0.37	$(1.53)	$0.24	$(2.33)

[1]	After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

September 30, 2014

Debt

(all amounts in millions of Canadian dollars)
Quebecor Inc.
Revolving credit facility due in 2016 (availability: $150)		$50.9
Mortgage loan due in 2017		33.1

		$84.0

Quebecor Media Inc.
Revolving credit facility due in 2017 (availability: $300)		$—
Export financing due in 2015		10.6
Term Loan B due in 2020		384.8
7 3/8% Senior Notes due in 2021		325.0
5 3/4% Senior Notes due in 2023		948.2
6 5/8% Senior Notes due in 2023		500.0

		2,168.6

Videotron Ltd.
Revolving credit facility due in 2018 (availability: $575)		—
Export Financing due in 2018		42.9
6 3/8% Senior Notes due in 2015		195.9
9 1/8% Senior Notes due in 2018		83.4
7 1/8% Senior Notes due in 2020		300.0
6 7/8% Senior Notes due in 2021		300.0
5% Senior Notes due in 2022		896.0
5 3/8% Senior Notes due in 2024		672.0
5 5/8% Senior Notes due in 2025		400.0

		2,890.2

TVA Group Inc.
Revolving credit facility due in 2019 (availability: $150)		—
Term Loan due in 2014		75.0

		75.0

Other debt		0.6

Total Quebecor Media Inc.		$5,134.4

TOTAL LONG TERM DEBT		$5,218.4

Bank indebtedness – QI		0.6
Bank indebtedness – QMI		—
Exchangeable debentures – QI		2.1
Convertible debentures (cost if settled in cash at maturity) – QI 1		584.7
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) – QI [2]		—
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) – QMI [2]		(210.9)

Cash and cash equivalents :
Quebecor Inc.		—
Quebecor Media Inc.		453.4
Videotron Ltd.	$218.7
Other 100% owned subsidiaries	224.4
TVA Group Inc.	10.3

		$453.4

[1]

Based on the market value of a number of shares obtained by dividing the outstanding principal amount by the market price of a Quebecor Inc. Class B share on September 30, 2014, subject to a floor price of $19.25 and a ceiling price of $24.0625.

[2]	Classified as “Derivative financial instruments” in Quebecor Media Inc. and Quebecor Inc.’s balance sheets.

TELECOMMUNICATIONS

Supplementary Disclosure

September 30, 2014

Operating Results

	2014			2013
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
Homes Passed (‘000)	2,767.1	2,759.6	2,750.2	2,742.5	2,733.4
Basic Subscribers (‘000)	1,796.3	1,794.0	1,811.1	1,825.1	1,830.4
Basic Penetration	64.9%	65.0%	65.9%	66.5%	67.0%
Digital Set-Top Boxes (‘000)	2,556.7	2,516.7	2,508.5	2,492.4	2,450.1
Digital Subscribers (‘000)	1,549.0	1,529.7	1,532.7	1,531.4	1,517.6
Digital Penetration	86.2%	85.3%	84.6%	83.9%	82.9%
Cable Internet Subscribers (‘000)	1,432.3	1,415.6	1,419.2	1,418.3	1,408.2
Cable Internet Penetration	79.7%	78.9%	78.4%	77.7%	76.9%
Cable Telephony Subscribers (‘000)	1,286.2	1,276.2	1,280.4	1,286.1	1,281.2
Cable Telephony Penetration	71.6%	71.1%	70.7%	70.5%	70.0%
Internet over Wireless (‘000)	7.4	7.6	7.1	7.2	7.1
Mobile Telephony Subscribers (‘000)	589.4	551.3	521.6	503.3	478.0
Revenue Generating Units (‘000)	5,111.6	5,044.7	5,039.4	5,040.0	5,004.9

	3rd Quarter			YTD
	2014	2013	VAR	2014	2013	VAR
(in millions)
Revenues
Cable Television	$264.8	$270.6	-2.1%	$806.7	$814.0	-0.9%
Internet	219.6	206.1	6.6%	646.0	608.5	6.2%
Cable Telephony	118.5	119.8	-1.1%	354.6	355.1	-0.1%
Mobile Telephony	75.7	58.0	30.5%	204.2	161.0	26.8%
Business Solutions	16.2	15.9	1.9%	48.9	47.7	2.5%
Other	13.9	12.8	8.6%	36.2	32.4	11.7%

Videotron	708.7	683.2	3.7%	2,096.6	2,018.7	3.9%

Retail and Eliminations	29.5	31.5	-6.3%	90.2	97.8	-7.8%

Total Telecommunications Revenues	$738.2	$714.7	3.3%	$2,186.8	$2,116.5	3.3%

EBITDA
Videotron	$338.8	$329.3	2.9%	$1,004.5	$962.4	4.4%
Retail	0.6	0.5	20.0%	1.8	3.1	-41.9%

Total Telecommunications EBITDA	$339.4	$329.8	2.9%	$1,006.3	$965.5	4.2%

Additions to PP&E and Intangible Assets (NCTA Standard Reporting Categories)
Customer Premise Equipment	$66.6	$59.8		$161.7	$179.4
Scalable Infrastructure	57.3	45.0		172.2	117.4
Line Extensions	14.3	13.4		43.5	35.2
Upgrade / Rebuild	18.2	16.7		51.8	52.5
Support Capital and Other	23.1	19.1		305.1	66.2

Total Telecommunications	$179.5	$154.0	16.6%	$734.3	$450.7	62.9%

Cable Television ARPU	$49.17	$49.30		$49.64	$49.12
Total ARPU	$126.02	$119.24		$123.77	$116.98
Mobile Telephony Acquisition Costs	$484	$462

MEDIA

Supplementary Disclosure

September 30, 2014

Operating Results

	3rd Quarter			YTD
	2014	2013	VAR	2014	2013	VAR
Linage (‘000)
Urban Dailies	28,754	31,540	-8.8%	86,275	96,277	-10.4%

(in millions)
Revenues
Advertising	$100.6	$113.0	-11.0%	$315.8	$356.6	-11.4%
Circulation	36.5	39.5	-7.6%	111.1	118.1	-5.9%
Digital	9.7	8.4	15.5%	29.8	26.6	12.0%
Other	23.8	21.9	8.7%	69.7	67.9	2.7%

Newspaper Publishing Revenues	170.6	182.8	-6.7%	526.4	569.2	-7.5%

Advertising	45.4	48.7	-6.8%	171.6	181.3	-5.4%
Subscription	21.2	16.5	28.5%	55.8	48.1	16.0%
Other	15.4	21.9	-29.7%	43.6	57.7	-24.4%

Broadcasting and Production Revenues	82.0	87.1	-5.9%	271.0	287.1	-5.6%

Other	46.2	48.8	-5.3%	113.9	109.0	4.5%

Total Media Revenues	$298.8	$318.7	-6.2%	$911.3	$965.3	-5.6%

Urban Dailies	$92.6	$100.7	-8.0%	$286.9	$313.7	-8.5%
Community Newspapers	54.5	60.7	-10.2%	169.8	189.1	-10.2%
Portals	2.4	2.3	4.3%	8.3	8.2	1.2%
Other	21.1	19.1	10.5%	61.4	58.2	5.5%

Newspaper Publishing Revenues	$170.6	$182.8	-6.7%	$526.4	$569.2	-7.5%

EBITDA
Newspaper Publishing	$29.0	$30.8	-5.6%	$79.9	$75.1	6.4%
Broadcasting and Production	2.3	11.6	-79.8%	5.2	25.8	-79.8%
Other	11.8	12.8	-7.4%	12.6	11.0	15.0%

Total Media EBITDA	$43.2	$55.1	-21.6%	$97.7	$111.9	-12.7%

Change in Newsprint Expense			-10.5%			-16.9%

QUEBECOR INC.

Supplementary Disclosure

September 30, 2014

Shares Held in Subsidiaries

	Number of shares	Equity (%)	Voting (%)
Shares held by Quebecor Inc.

Quebecor Media Inc.	77,812,366	75.4%	75.4%

Shares held by Quebecor Media Inc.

TVA Group Inc.	12,239,105	51.5%	99.9%

QUEBECOR INC.

Supplementary Disclosure

September 30, 2014

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. and two of its reporting segments: Telecommunications and Media. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.‘s results for the third quarter of 2014, please refer to the Management Discussion and Analysis and Consolidated Financial Statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted income from continuing operations, cash flows from segment operations, free cash flows from continuing operating activities of the Quebecor Media subsidiary, and average monthly revenue per user (“ARPU”), are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the third quarter of 2014 under “Non-IFRS Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/s/ Dominique Fortin
Dominique Fortin
Assistant Secretary

Date: November 7, 2014